EXHIBIT 7

EURO DISNEY S.C.A. GROUP

First Half 2004 Results Announcement

Six Months Ended March 31, 2004

DETAIL OF IMPACTS FROM ACCOUNTING CHANGES

	First Half 2003
(unaudited, € in millions)	Pro- Forma	Accounting Changes		As- Reported
		Consolidation(1)	Renovations(2)

Revenues	472.2	(0.4)	—	472.6

Costs and Expenses	(515.7)	(53.4)	(5.7)	(456.6)

Income (Loss) before Financial Charges	(43.5)	(53.8)	(5.7)	16.0

Lease rental expense	—	97.0	—	(97.0)
Financial income	2.1	(24.2)	—	26.3
Financial expense	(58.4)	(30.9)	—	(27.5)
Net Financial Charges	(56.3)	41.9	—	(98.2)

Loss before Exceptional Items	(99.8)	(11.9)	(5.7)	(82.2)

Exceptional loss, net	(0.7)	(0.2)	—	(0.5)

Minority interests	4.6	4.6	—	—

Net Loss	(95.9)	(7.5)	(5.7)	(82.7)

COSTS AND EXPENSES BY CATEGORY

	First Half 2003
(unaudited, € in millions)	Pro- Forma	Accounting Changes		As- Reported
		Consolidation(1)	Renovations(2)

Direct operating costs	323.6	7.9	10.0	305.7
Marketing and Sales expenses	60.0	—	—	60.0
General and administrative expenses	51.1	—	—	51.1
Depreciation and amortisation	72.9	45.5	(4.3)	31.7
Royalties and management fees	8.1	—	—	8.1
Total Costs and Expenses	515.7	53.4	5.7	456.6

(1)  Represents impact of change in accounting principle with respect to the consolidation of financing companies that are not legally controlled by the Company.

(2)  Represents impact of change in accounting principle with respect to major fixed asset renovations.